Exhibit 99.3

GasLog Partners LP

Selected notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of June 30, 2023, the Partnership wholly owned 11 LNG vessels and operated three LNG vessels leased back under bareboat charters.

On January 24, 2023, the Partnership’s board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. On April 6, 2023, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners GP LLC, the general partner of the Partnership, GasLog and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person or by proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities and Exchange Commission, or “SEC”). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each Common Unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the New York Stock Exchange (“NYSE”) was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

The merger consideration was partially financed by the borrowing of a term loan in an aggregate principal amount of $50,000 under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

No new subsidiaries of the Partnership were established or acquired in the six months ended June 30, 2023.

2. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2023	2,358,896	5,612	2,364,508
Additions/(write-offs), net	1,749	1,141	2,890
Disposal	(203,884)	—	(203,884)
Write-off of fully amortized drydocking component	(3,577)	—	(3,577)
As of June 30, 2023	2,153,184	6,753	2,159,937

Accumulated depreciation and impairment loss
As of January 1, 2023	686,737	—	686,737
Depreciation	30,011	—	30,011
Disposal	(53,542)	—	(53,542)
Write-off of fully amortized drydocking component	(3,577)	—	(3,577)
As of June 30, 2023	659,629	—	659,629

Net book value
As of December 31, 2022	1,672,159	5,612	1,677,771
As of June 30, 2023	1,493,555	6,753	1,500,308

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

On March 30, 2023, GAS-five Ltd. completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of China Development Bank Leasing Co., Ltd. (“CDBL”). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met and as a result, the carrying amount of the GasLog Sydney ($150,342) was remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $142 in the six months ended June 30, 2023. Upon completion of the transaction, a loss on disposal of $1,033 was also recognized in profit or loss.

As of June 30, 2023, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment for any of its vessels.

3. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessels’ Equipment	Total
As of January 1, 2023	93,158	167	93,325
Additions, net	72,226	115	72,341
Depreciation	(17,390)	(126)	(17,516)
As of June 30, 2023	147,994	156	148,150

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2023	62,569
Additions, net	54,652
Interest expense on leases (Note 13)	1,394
Payments	(10,730)
As of June 30, 2023	107,885
Lease liabilities—current portion	28,133
Lease liabilities—non-current portion	79,752
Total	107,885

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly-owned subsidiary of CDBL. The vessel was sold to CDBL for $140,000 and leased back under a bareboat charter for a period of five years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $67,779 and a corresponding lease liability of $55,800.

4. Borrowings

	December 31, 2022	June 30, 2023
Amounts due within one year	93,964	223,177
Less: unamortized deferred loan issuance costs	(3,606)	(3,066)
Borrowings – current portion	90,358	220,111
Amounts due after one year	837,186	574,756
Less: unamortized deferred loan issuance costs	(5,598)	(4,235)
Borrowings – non-current portion	831,588	570,521
Total	921,946	790,632

The main terms of the credit facilities, including financial covenants, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2022. Refer to Note 7 “Borrowings”.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd. under the credit facility with Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc. in the amount of $87,780 was prepaid pursuant to the sale and lease-back agreement entered into with a wholly-owned subsidiary of CDBL. The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss. As of June 30, 2023, the amount outstanding under the credit facility of $152,461, maturing in February 2024, was classified under current liabilities.

In the six months ended June 30, 2023, the Partnership repaid $45,437 in accordance with the repayment terms under its credit facilities.

GasLog Partners was in compliance with its financial covenants as of June 30, 2023.

5. Subsequent Events

On July 3, 2023, GasLog Partners issued 415,000 common units in connection with GasLog’s election to convert its Class B-4 units issued upon the elimination of GasLog’s incentive distribution rights in June 2019.

As further described in Note 1, on July 7, 2023, the Partnership’s common unitholders voted to approve the previously announced merger, with GasLog acquiring all of the outstanding common units of the Partnership not already beneficially owned by GasLog. The payment date for the Special Distribution was July 12, 2023, and the Transaction closed on July 13, 2023 at the Effective Time upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. Holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023.

On July 17, 2023, Curtis V. Anastasio, Roland Fisher and Kristin H. Holth stepped down from the board of directors (the “Board”) of the Partnership, effective immediately. On July 19, 2023, the Partnership appointed James Berner as a director of the Partnership and a member of the audit committee of the Board. Following these changes, the Board currently consists of three directors.

On July 21, 2023, the Board subsequently approved an amendment to the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership that makes certain changes relating to the composition of the Board and other changes to reflect the ownership of all outstanding common units of the Partnership by GasLog, following the consummation of the previously announced merger involving GasLog and the Partnership on July 13, 2023.

On July 21, 2023, the Board also approved the termination of the Omnibus Agreement with GasLog, its general partner and certain other subsidiaries. The omnibus agreement governed among other things (i) when and the extent to which the Partnership and GasLog might compete against each other, (ii) the time and the value at which the Partnership might exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership.

On August 2, 2023, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.7249747 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 15, 2023 to all unitholders of record as of September 8, 2023.

On June 30, 2023, Intercontinental Exchange (“ICE”) Benchmark Administration, the administrator of the London Interbank Offered Rate (“LIBOR”), ceased to publish the overnight and one, three, six and twelve month USD LIBOR settings on a representative basis. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three month LIBOR currently utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units will be replaced by the Term Secured Overnight Financing Rate ("SOFR") for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”). Credit Adjusted Term SOFR will be used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and will be calculated every three months going forward.